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                                                                    EXHIBIT 21.1

                             Integral Systems, Inc.
                     List of Subsidiaries of the Registrant

Integral Marketing, Inc., incorporated under the laws of Maryland.

InterSys, Inc., incorporated under the laws of Delaware.

SAT Corporation, incorporated under the laws of California.

Newpoint Technologies Inc. incorporated under the laws of Delaware